Filed by UnitedHealth Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                Subject Company: PacifiCare Health Systems, Inc.
                                                   Commission File No. 001-31700


The following is an excerpt from UnitedHealth Group Incorporated's Second Quarter Earnings Conference Call held on July 14, 2005.

Dr. William W. McGuire, Chairman, Chief Executive Officer and Chairman of
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Executive Committee
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     The announced PacifiCare merger was discussed with you last week, but I will take a moment and revisit the powerful underpinnings of that merger once more. This combination offers:

          o Strong diversification into the vast senior market place for which we bring complementary assets and knowledge to serve the growing needs of American seniors.

          o It creates favorable balance toward the Pacific and far west markets for commercial product lines.

          o There is complementary diversification into specialty and ancillary service lines, including strong and expanding PBM capabilities.

          o We combine to offer the best assets to address the growing consumer-directed health care market.

          o The merger is immediately accretive in a range of 5 to 6 cents without synergies or Part D contributions.

          o Network, care management and operating synergies exist in a range of $275 to $350 million - with $75 million to $100 million available by the end of the first twelve months following closure.

          o The combination positions both enterprises to better serve the new market needs of seniors participating in the Medicare Advantage and Medicare Part D programs in 2006 and beyond.

     We currently hope to obtain all appropriate approvals and close on this combination late this year so we can focus on the consumer needs and opportunities beginning January 1, 2006.



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Important Merger Information
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In connection with the proposed transactions, UnitedHealth Group and PacifiCare intend to file relevant materials with the Securities and Exchange Commission
(SEC), including one or more registration statement(s) on Form S-4 that will contain a prospectus and proxy statement. Because those documents will contain important information, holders of PacifiCare common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and PacifiCare with the SEC) at the SEC's Web site, www.sec.gov. In addition, PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by directing a written request to Pacificare Health Systems Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention:
Investor Relations. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transaction. Information about the directors and executive officers of PacifiCare and their ownership of PacifiCare common stock is set forth in the proxy statement for PacifiCare's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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Forward-Looking Statements
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This excerpt may contain statements, estimates or projections that constitute
"forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the merger with PacifiCare, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; the regulatory approvals required to complete the merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

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